KIRKLAND & ELLIS LLP
AND AFFILIATED PARTNERSHIPS

200 East Randolph Drive
Chicago, Illinois 60601
James S. Rowe
To Call Writer Directly:	312 861-2000	Facsimile:
312 861-2191		312 861-2200
jrowe@kirkland.com	www.kirkland.com

October 26, 2006

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Andrew P. Schoeffler Lesli Sheppard Pamela A. Long Tracey Houser Nili Shah

	Re:	Physicians Formula Holdings, Inc. Amendment No. 4 to Registration Statement on Form S-1 (SEC File No. 333-136913), originally filed August 25, 2006

Ladies and Gentlemen:

        Physicians Formula Holdings, Inc., a Delaware corporation (the "Company"), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 4 to its Registration Statement on Form S-1 (the "Amendment").

        On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated October 25, 2006. The Company's response below corresponds to the caption and number of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from Amendment No. 3 to the Registration Statement on Form S-1 filed on October 24, 2006. Where applicable, we have referenced in the Company's response the appropriate page number of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Use of Proceeds, page 26

1.
We note that you intend to use the net proceeds of this offering and borrowings under your new senior credit agreements to repay your subordinated notes and your

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

  outstanding credit facility, respectively. Please revise to disclose how much of the net proceeds of this offering you intend to use for each purpose.

  Response:    The Company has made the requested disclosure in response to the Staff's comment. Please see pages 6 and 26 of the Amendment.

Exhibit 5.1

2.
Please have counsel revise opinion (1) to remove the assumption regarding the filing of the amended and restated certificate of incorporation.

  Response:    We will remove the assumption in opinion (1) regarding the filing of the amended and restated certificate of incorporation and will include Exhibit 5.1 in a subsequent amendment to the Registration Statement.

*  *  *  *  *

        We hope that the foregoing has been responsive to the Staff's comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at (312) 861-2191.

Sincerely,
/s/ JAMES S. ROWE
James S. Rowe
cc:	Ingrid Jackel
Joseph J. Jaeger
Physicians Formula Holdings, Inc.

Thomas R. Brome
Cravath, Swaine & Moore LLP